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                           August 25, 2022

       Todd Vogensen
       Chief Financial Officer
       Party City Holdco Inc.
       80 Grasslands Road
       Elmsford, NY 10523

                                                        Re: Party City Holdco
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 8,
2022
                                                            Form 8-K Filed
February 28, 2022
                                                            File No. 001-37344

       Dear Mr. Vogensen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 33

   1. We note your presentation of Adjusted EBITDA excluding the impact of inventory restructuring and
inventory disposal reserve. We also note your presentation of Adjusted
                                                        Net Income (Loss)
excluding the impact of the inventory disposal reserve. Please tell us how you determined that
excluding the impacts of these adjustments does not substitute individually tailored
inventory recognition and measurement methods for those of
                                                        GAAP. Refer to Question
100.04 of the Staff's Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures.
 Todd Vogensen
FirstName  LastNameTodd    Vogensen
Party City Holdco Inc.
Comapany
August 25, NameParty
           2022        City Holdco Inc.
August
Page 2 25, 2022 Page 2
FirstName LastName
2.       We note your adjustment for Covid 19 in your calculation of Adjusted
EBITDA and
         Adjusted Net Income (Loss) includes expenses for employees on temporary furlough for whom the Company provides health benefits; non-payroll expenses including advertising, occupancy and other store expenses. Please tell us how you determined these costs are incremental to normal operations and nonrecurring.
Liquidity and Capital Resources and Material Cash Requirements
8.75% Senior Secured Notes - Due 2026 ("8.75% Senior Notes"), page 39

3. We note your disclosure of Anagram's Adjusted EBITDA. Please tell us your consideration of providing disclosure pursuant to Item
10(e)(1)(i)(A)-(D) of Regulation S-
         K. In addition, tell us your consideration of providing the disclosure suggested in
         Question 102.09 of the Staff's Compliance and Disclosure
Interpretations on Non-GAAP
         Financial Measures.
Form 10-Q for the Quarterly Period Ended June 30, 2022

Note 5 - Income Taxes, page 10

4. We note that you had a significant tax benefit in the three and six months ended June 30,
         2022. Please tell us why there is such a large benefit. In addition, you disclose that you established a valuation allowance. Please tell us how this impacted your tax benefit for these periods.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

5. You state that the current inflationary environment has impacted your results. In future filings, please expand to identify the principal factors contributing to the inflationary pressures you experienced and clarify the resulting impact it has had on you.
6. Please expand your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.
7. In future filings, please discuss in more detail whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Form 8-K filed February 28, 2022

Exhibit 99.1, page 5

8. Please tell us the nature of the "EBITDA Add-Backs." In addition, explain why you have not disclosed the nature of the add-backs.
 Todd Vogensen
Party City Holdco Inc.
August 25, 2022
Page 3
Exhibit 99.1, page 11

9. Please tell us your consideration of including net loss per share where you disclose
         Adjusted EBITDA margin and Adjusted net (loss) per common share diluted which is the most directly comparable financial measure calculated and presented in accordance with
         GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
Exhibit 99.1, page 12

10. We note your additional reconciliations of Adjusted EBITDA for the three and twelve months ended December 31, 2021 on pages 12-14 which present non-GAAP income statements. Please tell us your consideration of the guidance in Question 102.10 of the
         Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTodd Vogensen                               Sincerely,
Comapany NameParty City Holdco Inc.
                                                              Division of
Corporation Finance
August 25, 2022 Page 3                                        Office of Trade &
Services
FirstName LastName